UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

____________________

DYNACQ HEALTHCARE, INC.
(Name of Subject Company (Issuer))

____________________

ERIC K. CHAN
CEMEKC, INC.
ELLA Y. T. C. CHAN
CHIU M. CHAN FAMILY TRUST
(Name of Filing Persons (Offeror))

____________________

Common Stock, par value $0.001 per share
(Title of Class of Securities)

26779V105
(CUSIP Number of Class of Securities)

Eric K. Chan
Chief Executive Officer
Dynacq Healthcare, Inc.
4301 Vista Road
Pasadena, Texas 77504
Telephone: (713) 378-2000
(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Kai Haakon E. Liekefett
Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Phone: (713) 758-2222

____________________

Calculation of Filing Fee:

Transaction Valuation(1)	Amount of Filing Fee(2)
$500,349.30	$50.39
(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation, other than Shares owned by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc. (“CEMEKC”), at a purchase price of $0.10 per Share, net to the seller in cash. As of November 23, 2015, there were 13,601,624 Shares outstanding, of which 8,598,131 Shares are collectively owned by the Chan Family and CEMEKC. As a result, this calculation assumes the purchase of 5,003,493 Shares.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $50.39

Form or Registration No.: Schedule TO-T

Filing Party: Eric K. Chan; CEMEKC, Inc.; Ella Y. T. C. Chan; Chiu M. Chan Family Trust

Date Filed: December 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

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____________________

This Amendment No. 4 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on December 18, 2015 (as amended and supplemented, the “Schedule TO”) by Dr. Eric K. Chan, Ella Y. T. C. Chan, the Chiu M. Chan Family Trust (Dr. Chan, Ms. Chan and the Chiu M. Chan Family Trust, together, the “Chan Family”) and CEMEKC, Inc., a Texas corporation wholly owned by Dr. Chan (“Purchaser”), to purchase all the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dynacq Healthcare, Inc., a Nevada corporation (“Dynacq”), at a purchase price of $0.10 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2015 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The items of this Schedule TO set forth below are hereby further amended and supplemented as set forth below:

Items 1 through 9, 11 and 13.

(1) On January 22, 2016, Purchaser extended the Expiration Date of the Offer to 11:59 PM, New York City time, on Friday, February 5, 2016, unless further extended. As a result of the waiver of the Majority-of-the-Minority Condition and the 90% Condition, Purchaser has extend the Offer in order to provide additional time for stockholders to consider the terms as set forth in the Offer to Purchase. According to the Depositary, as of 5:00 PM, New York City time, on January 21, 2016, a total of 551,860 Shares have been tendered and not withdrawn from the Offer. Purchaser intends to accept and purchase all such validly-tendered Shares.

(2) The fifth bullet of the second paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 7 of the Offer to Purchase is hereby deleted in its entirety.

(3) The first sentence of the first bullet of the third paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase is hereby deleted in its entirety so that the first bullet is now as follows:

“The Chan Family believes that unaffiliated security holders are capable of evaluating the fairness of the Offer and the Merger.”

(4) The third bullet of the third paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Unaffiliated security holders will have sufficient time to make a decision whether or not to tender because the Offer remained open for 20 business days, and, as of January 22, 2016, will be extended until 11:59 PM, New York City time, on Friday, February 5, 2016. This extension will give unaffiliated security holders an additional 10 business days following Purchaser’s waiver of the Majority-of-the-Minority Condition and the 90% Condition in order to make a decision whether or not to tender, or to withdraw (pursuant to the procedures detailed in The Offer—Section 4. Withdrawal Rights) any Shares already tendered, in light of the waiver of the conditions. If Purchaser further amends the Offer to include any material additional information, Purchaser will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow security holders to consider the amended information.”

(5) The second bullet of the fourth paragraph of the section captioned “Special Factors — 3. The Position of the Chan Family Regarding the Fairness of the Offer and the Merger” on page 8 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Majority-of-the-Minority Condition and the 90% Condition were both waived by Purchaser, which resulted in unaffiliated security holders not receiving each respective procedural protection.”

(6) Items 1 through 9, Item 11 and Item 13 of the Schedule TO, and the Offer to Purchase, to the extent incorporated by reference therein, are hereby amended and supplemented by deleting and replacing all references to the scheduled expiration of the Offer being “January 20, 2016” with “February 5, 2016.”

(7) The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(xi) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(xi)	Press release, dated January 22, 2016, issued by CEMEKC, Inc.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CEMEKC, Inc.

By: /s/ Eric K. Chan

Name: Eric K. Chan

Title: President

Date: January 25, 2016

Eric K. Chan, an individual

By: /s/ Eric K. Chan

Name: Eric K. Chan

Date: January 25, 2016

Ella Y. T. C. Chan, an individual

By: /s/ Ella Y. T. C. Chan

Name: Ella Y. T. C. Chan

Date: January 25, 2016

Chiu M. Chan Family Trust

By: /s/ Ella Y. T. C. Chan

Name: Ella Y. T. C. Chan

Title: Sole Trustee

Date: January 25, 2016

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EXHIBIT INDEX

Exhibit	Description
(a)(1)(xi)	Press release, dated January 22, 2016, issued by CEMEKC, Inc.

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